UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.1)

Windtree Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

97382D204
(CUSIP Number)

Lee Siu Fong

Lee’s Pharmaceutical Holdings Limited

Unit 110-111, Bio-Informatics Centre, No.2 Science Park West Avenue

Hong Kong Science Park, Shatin, Hong Kong

+852 2314-1282

With a copy to:

Laura Hua Luo, Esq.

King & Wood Mallesons LLP

500 5th Ave, 50th Floor

New York, NY 10110

+1(347) 926-7542

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 4th, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	97382D 204

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
LPH Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
2,311,604 (1)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
2,311,604 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,311,604
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
47% (1) (2)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

(1)	The Issuer effected a reverse split of the Common Stock at a ratio of 1 share of Common Stock for each 20 shares of Common Stock through a filing of a Certificate of Amendment to its Amended and Restated Certificate of Incorporation dated December 22, 2017.

(2)	Calculations are based upon 4,912,023 shares of Common Stock of the Issuer outstanding as of March 31, 2018 (calculated on a fully-diluted as-converted basis), as reported directly by the Issuer to the Filing Parties.

CUSIP No.	97382D 204

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Lee’s Pharmaceutical Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
214,130 (1) (2) (3)
	8	SHARED VOTING POWER
2,988,688 (2)(3)
	9	SOLE DISPOSITIVE POWER
214,130 (1) (2) (3)
	10	SHARED DISPOSITIVE POWER
2,988,688 (2) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,202,818 (1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
65% (1)(2)(3)(4)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

(1)	Includes convertible preferred stocks with respect to 66,900 shares of Common Stock and warrants with respect to 147,230 shares of Common Stock.

(2)	The Issuer effected a reverse split of the Common Stock at a ratio of 1 share of Common Stock for each 20 shares of Common Stock through a filing of a Certificate of Amendment to its Amended and Restated Certificate of Incorporation dated December 22, 2017.

(3)	See Items 3 and 5 below.

(4)	Calculations are based upon 4,912,023 shares of Common Stock of the Issuer outstanding as of March 31, 2018 (calculated on a fully-diluted as-converted basis), as reported directly by the Issuer to the Filing Parties.

This Amendment No. 1 amends the Schedule 13D dated November 21, 2017 (as amended, the “Schedule 13D”) of Lee’s Pharmaceutical Holdings Limited, a company incorporated in the Cayman Islands with limited liability (“Lee’s”) with its issued shares listed on the Main Board of the Stock Exchange of Hong Kong, and its then wholly owned direct subsidiary LPH Investments Limited (“LPH”), a company incorporated in the Cayman Islands with limited liability.

Item 2.	Identity and Background Item 2 is hereby amended by replacing the second paragraph contained in Item 2(c) with the following:

(c)  LPH was originally a wholly-owned subsidiary of Lee’s that was formed to acquire the shares as reported by LPH in the Schedule 13D. Subsequent to the transaction that triggered LPH and Lee’s Schedule 13D reporting obligation, a passive investor has acquired 26% ownership interest in LPH, making Lee’s the 74% controlling stockholder of LPH.

Item 3.	Source and Amount of Funds or Other Considerations

Item 3 is hereby amended by replacing the first paragraph with the following:

Lee’s acquired 1,338 Series A Convertible Preferred Stock units (each a “Unit”) for an aggregate purchase price of $2,000,310 from the Issuer pursuant to a Securities Purchase Agreement dated February 13, 2017 by and among Lee’s, the Issuer and certain other investors (the “Series A Units Purchase Agreement”). Each Unit consists of one share of Series A Convertible Preferred Stock (“Preferred Stock”) and 1,000 Series A-1 Warrants (“Series A-1 Warrants”) to purchase Common Stock. As a result of the foregoing purchase, as well as a reverse split of the Common Stock at a ratio of 1 share of Common Stock for each 20 shares of Common Stock (the “Reverse Split”) effected by the Issuer through a filing of a Certificate of Amendment to its Amended and Restated Certificate of Incorporation dated December 22, 2017, Lee’s is deemed to beneficially own (i) 66,900 shares of Common Stock issuable upon conversion of Preferred Stock and (ii) 147,230 shares of Common Stock issuable upon exercise of the Series A-1 Warrants (collectively, the “Derivative Shares”). The conversion of the Preferred Stock and exercise of the Series A-1Warrants are subject to beneficial ownership limitation of 9.99% (the “9.99% Limitation”). The Preferred Stock and the Series A-1 Warrants are not currently convertible or exercisable, as applicable, because Lee’s beneficial ownership percentage has exceeded the 9.99% Limitation resulting from the consummation of the transactions contemplated under the Common Stock SPA as described below.

Item 3 is hereby further amended by replacing the third paragraph with the following:

Due to the change of control effect resulting from the consummation of the transactions contemplated under the Common Stock SPA causing Lee’s beneficial ownership exceeding the 9.99% Limitation, although the Preferred Stock and Series A-1 Warrants beneficially owned by Lee’s are not currently convertible or exercisable, as applicable, the beneficial ownership of the Derivative Shares is included in the calculation of the beneficial ownership percentage of Lee’s reported in this Schedule 13D in accordance with Rule 13d-2(e).

Item 3 is hereby further amended by adding the following paragraphs to the end thereof:

Pursuant to a Securities Purchase Agreement dated as of March 30, 2018 (“Common Stock and Warrant SPA”), LPH II Investments Limited, a Cayman Islands company organized and existing under the laws of Cayman Islands that is a wholly owned subsidiary of Lee’s, purchased an aggregate of 541,667 shares of Common Stock and 135,417 Series C Warrants (“Series C Warrants”) for a total consideration of $2,600,000. The source of funding for the purchase price was derived from Lee’s proceeds from selling the 26% ownership interest in LPH. The exercise of the Series C Warrants are subject to the “Beneficial Ownership Limitation” which initially set at 9.99%, and can be increased or decreased by LPH II, provided that any such change in the Beneficial Ownership Limitation will not be effective until the 61st day after such notice is delivered to the Issuer. Because LPH II's beneficial ownership of Common Stock (without giving effect to the exercise of the Warrants into Common Stock) has exceeded the current Beneficial Ownership Limitation of 9.99%, the Series C Warrants beneficially owned by LPH II are not currently exercisable without increasing the Beneficial Ownership Limitation.

Item 4.	Purpose of Transaction Item 4 is hereby amended by adding the following sentences to the end of the first paragraph:

Through the acquisition of 541,667 shares of Common Stock by LPH II pursuant to the terms of the Common Stock and Warrant SPA, an influence in control in the issuer was effected. As of April 4, 2017, Lee’s and LPH each beneficially own 65% and 47% respectively, of the Common Stock outstanding calculated on a fully-diluted as-converted basis.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended by replacing the paragraph contained in Item 5(a) and (b) with the following:

(a) The beneficial ownership percentage for LPH described in this Schedule 13D is based on 2,311,604 shares of Common Stock, as adjusted under the Reverse Split, acquired directly by LPH in connection with the Common Stock SPA. The beneficial ownership percentage of Lee’s described in this Schedule 13D is based on (i) Lee’s indirect acquisition, through LPH, 2,311,604 shares of Common Stock described in the foregoing, (ii) Lee’s indirect acquisition, through LPH II, 541,667 shares of Common Stock and 135,417 Series C Warrants in connection with the Common Stock and Warrant SPA, and (iii) Lee’s direct acquisition of 1,338 Units in connection with the Series A Units Purchase Agreement. LPH’s ownership constitutes approximately 47% and Lee’s’ ownership constitutes approximately 65% of the Common Stock outstanding based on approximately 4,912,023 shares of Common Stock outstanding as of March 31, 2018 (calculated on a fully-diluted as-converted basis), as reported directly by the Issuer to the Filing Parties.

(b) LPH directly holds, and has voting and dispositive power over, the 2,311,604 shares of Common Stock, as adjusted under the Reverse Split, acquired by it in connection with the Common Stock SPA. Lee’s, as the controlling stockholder of LPH, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) such shares. LPH II directly holds, and has voting and dispositive power over, the 541,667 shares of Common Stock and 135,417 Series C Warrants acquired by it in connection with the Common Stock and Warrant SPA. Lee’s, as the sole owner of LPH II, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) such shares. Additionally, Lee’s directly holds, and has voting and dispositive power over, the 1,338 Units. Other than for the purposes of Rule 13d-3 of the Act, Lee’s disclaims beneficial ownership of the shares of Common Stock and Units, as applicable, except to the extent of its pecuniary interest therein, as applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended by adding the following paragraph after the third paragraph:

In connection with the Common Stock and Warrant SPA, the Issuer entered into a Registration Rights Agreement dated as of March 30, 2018, with LPH II (the “Common Stock and Warrant Registration Rights Agreement”), pursuant to which the Issuer has agreed to provide certain registration rights with respect to shares and warrants purchased under the Common Stock and Warrant SPA, which rights are limited to registration of up to 25% of the Registrable Securities during the initial 6-month period following the closing of the Common Stock and Warrant SPA.

Item 6 is hereby further amended by replacing the last paragraph with the following:

The description of the Series A Units Purchase Agreement, the Common Stock SPA, the Common Stock and Warrant SPA, the Units Registration Rights Agreements, the Common Stock Registration Rights Agreement, and the Common Stock and Warrant Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreements as filed with the Securities and Exchange Commission as follows:

(1)	Securities Purchase Agreement, attached as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 15, 2017;

(2)	Registration Rights Agreement, attached as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 15, 2017;

(3)	Securities Purchase Agreement, attached Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on November 1, 2017;

(4)	Registration Rights Agreement, attached Exhibit 99.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on November 1, 2017;

(5)	Certificate of Amendment to the Amended and Restated Certificate of Incorporation, as Amended, of Windtree Therapeutics, Inc., attached Exhibit 3.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on December 21, 2017;

(6)	Securities Purchase Agreement, attached Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 4, 2018; and

(7)	Registration Rights Agreement, attached Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 4, 2018.

Item 7.	Material to Be Filed as Exhibits

Exhibit 7.01	Joint Filing Agreement, dated as of November 11, 2016, between LPH and Lee’s.*

Exhibit 7.02	Certificate of Amendment to the Amended and Restated Certificate of Incorporation, as Amended, of Windtree Therapeutics, Inc., effective 12:01 a.m. on December 22, 2017 (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report of Form 8-K, as filed with the SEC on December 21, 2017)

Exhibit 7.03	Securities Purchase Agreement dated as of March 30, 2018 by and between the Issuer and LPH II (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report of Form 8-K, as filed with the SEC on April 4, 2018).

Exhibit 7.04

Registration Rights Agreement dated as of March 30, 2018 between the Issuer and LPH II (Incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, as filed with the SEC on April 4, 2018).

*Filed in original Schedule 13D, dated November 21, 2017.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 5, 2018

LPH Investments Limited

By:	/s/ Lee Siu Fong

Lee’s Pharmaceutical Holdings Limited

By:	/s/ Lee Siu Fong

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).